UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2018

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to _____

Commission File No. 33-43030

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TCF 401K Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TCF FINANCIAL CORPORATION
200 Lake Street East
Mail Code EX0-03-A
Wayzata, Minnesota 55391-1693

REQUIRED INFORMATION

The TCF 401K Plan of TCF Financial Corporation is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplementary schedules of the TCF 401K Plan of TCF Financial Corporation, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99 to this Form 11-K and are incorporated herein by reference.

TCF 401K Plan
Index to Exhibits for Form 11-K

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm
99	Financial Statements and Supplemental Schedules

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TCF FINANCIAL CORPORATION (Plan Sponsor and Plan Administrator of the TCF 401K Plan)

/s/ Craig R. Dahl
Craig R. Dahl, Chairman, President and Chief Executive Officer (Principal Executive Officer)

/s/ Brian W. Maass
Brian W. Maass, Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Susan D. Bode
Susan D. Bode, Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

Dated:  June 24, 2019